

ENERNORTH INDUSTRIES INC.

Amended Terms of Proposed Acquisition of 1211115 Alberta Ltd.

Toronto, Canada – October 31, 2006 – **EnerNorth Industries Inc.** (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("**EnerNorth**" or the "**Company**") announces that further to its press release issued on September 8, 2006 announcing the entering into of an agreement (the "Acquisition Agreement") with 1211115 Alberta Ltd., ("1211115") and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115 (the "Proposed Transaction"), the parties to the Acquisition Agreement have amended the terms of the Acquisition Agreement. EnerNorth has agreed to issue to the shareholders of 1211115 an aggregate of 2,312,501 units (each a "New Unit") of the Company at CDN $1.00 per unit as partial consideration for all the issued and outstanding shares of 1211115 ("Amended Terms"). Originally, the Acquisition Agreement contemplated the issuance of 1,850,001 Units of EnerNorth at CDN $1.25 per unit, each unit consisting of one common share and one common share purchase warrant entitling the holder to purchase one common share of the Company at a price of CDN $1.40 for a period of three years from the date of issuance.

Each New Unit consists of one common share; one-third of one Series A Warrant, with each whole Series A Warrant entitling the holder to purchase one common share of the Company at a price of $1.00 from the date of issuance until March 31, 2007; one-third of one Series B Warrant, with each whole Series B Warrant entitling the holder to purchase one common share of the Company at a price of $1.15 from January 1, 2007 until December 31, 2007; and one-third of one Series C Warrant, with each whole Series C Warrant entitling the holder to purchase one common share of the Company at a price of $1.40 from March 31, 2007 until March 31, 2009.

As disclosed in the Company's press release issued on September 8, 2006, two directors of EnerNorth are also minority shareholders of 1211115, and as a result each is a related party (as defined in Ontario Securities Commission Rule 61-501 "Issuer Bids, Insider Bids, Business Combinations and Related Party Transactions"), and the acquisition of 1211115 is a related party transaction. Pursuant to Rule 61-501, EnerNorth's independent committee comprised of disinterested directors to the transaction concluded, on review of the Amended Terms and an updated fairness opinion from an independent investment advisor, that EnerNorth should complete the Proposed Transaction, on the Amended Terms, as it is in the best interest of EnerNorth and improves its financial condition. The Acquisition Agreement under the Amended Terms continues to be subject to the valuation and majority of minority approval exemptions in Rule 61-501.

The transaction is subject to regulatory approval, including approval from the American Stock Exchange.

1211115 Alberta Ltd. is a private company incorporated in Alberta with producing oil and gas interests located in Alberta and Saskatchewan.

About EnerNorth Industries Inc.

EnerNorth is a junior oil and gas company carrying out operations through production, development and exploration of oil and gas in the Western Sedimentary Basin, Canada.

There are approximately 4.272 million shares issued and outstanding in the capital of the Company.

For further information contact:
Sandra Hall
President
Telephone: (416) 861-1484
www.enernorth.com

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances, unless required by securities law.